VIROPHARMA INCORPORATED

405 EAGLEVIEW BOULEVARD

EXTON PA 19341

June 23, 2004

Via EDGAR and Federal Express

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Mail Stop 03-09

Attn.: Jeffrey P. Riedler

Re:	ViroPharma Incorporated
Registration Statement on Form S-3
File No. 333-113791

Dear Mr. Riedler:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), ViroPharma Incorporated, a Delaware corporation (the “Registrant”), hereby requests that the Registration Statement on Form S-3 (File No. 333-113791) initially filed with the Securities and Exchange Commission on March 22, 2004, as amended, together with all exhibits thereto (the “S-3 Registration Statement”), be withdrawn. The Registrant’s request is based on the fact that the offering under the S-3 Registration Statement was abandoned due to market conditions. The S-3 Registration Statement was never declared effective and no securities have been sold pursuant thereto.

The Registrant respectfully requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the S-3 Registration Statement be credited to the Registrant’s account for future use.

The Registrant may, in the future, undertake a private offering of securities in reliance on Rule 155(c) of the Securities Act.

Should you have any questions regarding this matter or if withdrawal of the S-3 Registration Statement will not be granted, please contact the undersigned at (610) 321-6225 or Jeffrey P. Libson at Pepper Hamilton, LLP, counsel to the Registrant, at (610) 640-7825.

Sincerely,

/s/ Vincent J. Milano
Vincent J. Milano
Vice President, Chief Financial Officer and Treasurer

cc:	Greg Belliston, Esq. Division of Corporation Finance, Securities and Exchange Commission
Jeffrey Libson, Esq., Pepper Hamilton, LLP
Abigail Arms, Esq., Shearman & Sterling LLP